Exhibit 99.1

LUNDIN MINING CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited - in thousands of US dollars)
	June 30,	December 31,
	2009	2008
ASSETS
Current
Cash and cash equivalents	$148,098	$169,698
Accounts receivable	108,375	74,411
Inventories (Note 3)	35,191	40,081
Prepaid expenses	5,920	8,052
	297,584	292,242
Reclamation funds	62,889	58,385
Mineral properties, plant and equipment (Note 4)	1,340,385	1,351,584
Investments and other assets (Note 5)	1,683,975	1,643,730
Future income tax assets	60,068	52,102
Goodwill	246,266	242,519
Assets of discontinued operations (Note 10)	-	63,940
	$3,691,167	$3,704,502
LIABILITIES
Current
Accounts payable	$51,721	$151,087
Accrued liabilities	47,283	44,353
Income taxes payable	14,235	1,648
Current portion of long-term debt and capital leases (Note 6)	40,752	306,973
Derivative contracts (Note 9)	9,269	-
Current portion of deferred revenue (Note 7)	3,543	3,465
	166,803	507,526
Long-term debt and capital leases (Note 6)	218,072	8,243
Other long-term liabilities	19,380	16,252
Deferred revenue (Note 7)	74,514	75,665
Provision for pension obligations	14,883	14,359
Asset retirement obligations and other provisions (Note 8)	99,879	109,530
Future income tax liabilities	252,689	262,650
Liabilities of discontinued operations (Note 10)	-	106,553
	846,220	1,100,778
SHAREHOLDERS' EQUITY
Share capital (Note 11)	3,480,132	3,331,309
Contributed surplus	27,841	24,758
Accumulated other comprehensive income	236,480	182,074
Deficit	(899,506)	(934,417)
	2,844,947	2,603,724
	$3,691,167	$3,704,502

Subsequent events (Note 9 and 14)
See accompanying notes to interim consolidated financial statements

APPROVED BY THE BOARD
(Signed) Lukas H. Lundin	(Signed) Dale C. Peniuk
Lukas H. Lundin, Director	Dale C. Peniuk, Director

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited - in thousands of US dollars, except for share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Sales	$194,826	$294,084	$318,206	$599,816
Operating costs	(93,496)	(136,654)	(170,259)	(241,642)
Accretion of asset retirement obligations	(1,147)	(2,802)	(3,121)	(5,249)
and other provisions (Note 8)
Selling, general and administration	(7,830)	(15,497)	(12,421)	(26,618)
Stock-based compensation (Note 11)	(1,327)	(1,950)	(3,180)	(6,185)
Income before undernoted	91,026	137,181	129,225	320,122
Depreciation, depletion and amortization	(38,545)	(55,026)	(82,028)	(107,933)
General exploration and project investigation	(4,126)	(8,632)	(9,387)	(18,718)
Interest expense and bank charges	(4,377)	(3,839)	(8,371)	(7,238)
Foreign exchange gain (loss)	13,392	(2,347)	6,189	(8,548)
(Loss) gain on derivative contracts (Note 9)	(9,192)	3,719	(9,192)	2,509
Loss from equity investments	(3,459)	(156)	(4,458)	(267)
Other income and expenses	799	(1,474)	2,962	1,363
Income from continuing operations	45,518	69,426	24,940	181,290
before income taxes
Current income tax expense	(14,620)	(25,382)	(18,908)	(55,611)
Future income tax recovery	12,570	52,581	23,306	52,237
Income from continuing operations for the year	43,468	96,625	29,338	177,916
Gain (loss) from discontinued operations,	-	(205,043)	5,573	(207,517)
net of income taxes (Note 10)
Net income (loss)	$43,468	$(108,418)	$34,911	$(29,601)

Basic and diluted income (loss) per share from
Continuing operations	$0.08	$0.25	$0.06	$0.46
Discontinued operations	$-	$(0.53)	$0.01	$(0.53)
Basic and diluted income (loss) per share	$0.08	$(0.28)	$0.07	$(0.08)

Weighted average number of shares outstanding
Basic	552,137,068	390,413,431	519,964,158	390,617,238
Diluted	552,170,964	390,586,366	519,971,178	390,775,463

See accompanying notes to interim consolidated financial statements

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited - in thousands of US dollars)
	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Net income (loss) for the period	$43,468	$(108,418)	$34,911	$(29,601)
Other comprehensive income (loss)
Change in fair value of Available For Sale ("AFS") securities, net of taxes	11,985	(6,490)	19,759	(34,967)
Recognized loss on AFS securities disposed in the period, net of taxes	-	(287)	-	(263)
Cumulative foreign currency translation adjustment	58,994	(6,210)	34,647	161,422

	70,979	(12,987)	54,406	126,192
Comprehensive income (loss)	$114,447	$(121,405)	$89,317	$96,591

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the six months ended June 30, 2009
(Unaudited - in thousands of US dollars, except share amounts)

				Accumulated
				Other
	Number of	Share	Contributed	Comprehensive
	Shares	Capital	Surplus	Income	Deficit	Total
Balance, December 31, 2008	487,433,771	$3,331,309	$24,758	$182,074	$(934,417)	$2,603,724
Stock-based compensation	-	-	1,853	-	-	1,853
Changes in fair value of AFS securities	-	-	-	7,774	-	7,774
Net loss for the period	-	-	-	-	(8,557)	(8,557)
Effects of foreign currency translation	-	-	-	(24,347)	-	(24,347)
Balance, March 31, 2009	487,433,771	$3,331,309	$26,611	$165,501	$(942,974)	$2,580,447
Issuance of common shares,
net of costs (Note 11)	92,000,000	148,823	-	-	-	148,823
Stock-based compensation	-	-	1,230	-	-	1,230
Changes in fair value of AFS securities	-	-	-	11,985	-	11,985
Net income for the period	-	-	-	-	43,468	43,468
Effects of foreign currency translation	-	-	-	58,994	-	58,994
Balance, June 30, 2009	579,433,771	$3,480,132	$27,841	$236,480	$(899,506)	$2,844,947

See accompanying notes to interim consolidated financial statements

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - in thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Cash provided by (used in)
Operating activities
Net income (loss)	$43,468	$(108,418)	$34,911	$(29,601)
Items not involving cash
Depreciation, depletion and amortization	38,545	55,026	82,028	107,933
Recognition of deferred revenue	(1,945)	(1,887)	(2,608)	(3,506)
Stock-based compensation	1,327	1,950	3,180	6,185
Accretion of asset retirement obligations	1,927	1,639	3,121	3,195
Provision for pension obligations	45	1,163	177	2,054
Unrealized foreign exchange (gain) loss	(15,729)	(1,863)	(10,717)	2,491
Unrealized (gain) loss on derivative contracts	9,192	(11,485)	9,192	(12,863)
Gain on disposition of Aljustrel (Note 10)	-	-	(5,573)	-
Future income tax (recovery) expense	(12,570)	1,606	(23,306)	1,950
Loss from equity investments	3,459	156	4,458	267
Asset impairment charges	-	152,795	-	152,795
Other	(2,731)	2,379	(623)	2,072
Payments for mine closure and restoration	(8,528)	(1,250)	(9,133)	(1,363)
Other cash receipts (payments)	387	(695)	387	(695)
Changes in non-cash working capital items	6,811	27,163	(85,122)	(109,155)
	63,658	118,279	372	121,759
Financing activities
Proceeds from loans	-	103,787	-	199,658
Debt and capital lease payments	(52,467)	(70,290)	(55,729)	(71,568)
Common shares issued	148,823	-	148,823	546
Common share buyback	-	-	-	(17,974)
Other	2,304	-	2,272	-
	98,660	33,497	95,366	110,662
Investing activities
Mineral property, plant and equipment	(28,391)	(81,330)	(61,997)	(160,645)
Cash outlay on disposal of Aljustrel (Note 10)	-	-	(20,979)	-
Investments in Tenke Fungurume	(29,400)	(83,400)	(29,400)	(125,400)
Investments in AFS securities	-	-	-	(4,675)
Proceeds from sale of AFS securities	-	48,904	-	48,904
Other	155	(1,054)	(295)	(537)
	(57,636)	(116,880)	(112,671)	(242,353)

Effect of foreign exchange on cash balances	(7,929)	2,542	(4,667)	6,769
Increase (decrease) in cash and cash
equivalents during period	96,753	37,438	(21,600)	(3,163)
Cash and cash equivalents, beginning of period	51,345	92,606	169,698	133,207
Cash and cash equivalents, end of period	$148,098	$130,044	$148,098	$130,044

Supplemental cash flow information (Note 13)
See accompanying notes to interim consolidated financial statements

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and six months ended June 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

1.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements of Lundin Mining Corporation (the “Company” or “Lundin Mining”) are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 3 to the Company’s consolidated financial statements for the year ended December 31, 2008, except as described in note 2 below.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company’s 2008 audited consolidated financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for fair presentation of the respective interim periods presented.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.	SIGNIFICANT CHANGES IN ACCOUNTING POLICIES

New Accounting Standards

Effective January 1, 2009 the Company has adopted the following CICA accounting standards:

EIC-173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued an Emerging Issues Committee (“EIC”) Abstract on Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, EIC-173. This EIC discusses how an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments. Adoption of this standard did not have any material effect on the financial statements.

EIC-174 – Mining Exploration Costs

In March 2009, the CICA issued EIC-174 on Mining Exploration Costs. This EIC provides guidance on the accounting and the impairment review of mining exploration costs. Adoption of this standard did not have any material effect on the financial statements.

3.	INVENTORIES

Inventories comprise the following:
	June 30,	December 31,
	2009	2008

Ore stock piles	$4,876	$7,337
Concentrate stock piles	4,021	6,546
Materials and supplies	26,294	26,198
	$35,191	$40,081

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and six months ended June 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

4.

MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	June 30, 2009
		Accumulated
		depreciation,	Net
		depletion and	book
	Cost	amortization	value
Exploration properties	$106,028	$-	$106,028
Mineral properties	1,388,749	498,919	889,830
Plant and equipment	411,464	156,663	254,801
Development properties	89,726	-	89,726
	$1,995,967	$655,582	$1,340,385

	December 31, 2008
		Accumulated
		depreciation,	Net
		depletion and	book
	Cost	amortization	value
Exploration properties	$104,411	$-	$104,411
Mineral properties	1,356,513	438,868	917,645
Plant and equipment	406,248	134,925	271,323
Development properties	58,205	-	58,205
	$1,925,377	$573,793	$1,351,584

5.

INVESTMENTS AND OTHER ASSETS

Investments include the following:
	June 30,	December 31,
	2009	2008
AFS securities (a)	$29,297	$13,953
Equity investments (b)	1,601,995	1,577,044
Other assets	52,683	52,733
	$1,683,975	$1,643,730

(a)

AFS securities

Investments in AFS securities consist of marketable securities with a fair value of $29.3 million at June 30, 2009 (December 31, 2008 – $14.0 million). These investments consist of shares in publicly traded mining and exploration companies.

The Company does not exercise significant influence over any of the companies in which investments in available-for-sale securities are held, which in all cases, amounts to less than a 20% equity interest in any one company.

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and six months ended June 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

(b)	Equity investments

The Company accounts for the following investments on the equity basis:
	June 30,	December 31,
	2009	2008
Tenke Holdings Ltd. (i)	$1,601,856	$1,576,743
Sanu Resources Ltd.	139	301
	$1,601,995	$1,577,044

(i) Tenke Holdings Ltd. (Lundin 24.75%; FCX 57.75%; Gecamines 17.5%)

	June 30,	December 31,
	2009	2008
Balance, beginning of period	$1,576,743	$1,314,814
Advances	29,400	264,100
Share of equity loss	(4,287)	(2,171)
Balance, end of period	$1,601,856	$1,576,743

During the quarter ended June 30, 2009, the Company made cash advances of $29.4 million to fund its portion of the Tenke project expenditures (three month period ended June 30, 2008 - $83.4 million). The Company has an off-balance sheet financing arrangement whereby Freeport McMoRan Copper & Gold Inc. (“FCX”), the operator, is responsible for funding Lundin’s share of Phase I project development costs that are in excess of agreed budgets. The amounts are funded through loans directly from FCX to the project and are non-recourse to the Company.

During the quarter, $46.9 million was advanced by FCX to the project to fund Lundin’s share of the excess Phase I project development costs (on a cumulative basis, $195.2 million). These amounts will be repaid to FCX on a priority basis from future operating cash flows of the Tenke Fungurume project.

6.	LONG-TERM DEBT AND CAPITAL LEASES
	June 30,	December 31,
	2009	2008
Revolving credit facility (Note 14)	$210,200	$266,652
Somincor bonds due in December 2009	38,162	38,692
Capital lease obligations	4,359	4,715
Rio Narcea debt	6,103	5,157
	258,824	315,216
Less: current portion due within one year	40,752	306,973
	$218,072	$8,243

At December 31, 2008 the Company was not in compliance with a debt covenant. As such, the facility was classified as current. At June 30, 2009 the facility is classified as long-term, reflecting the conclusion of a Third Amending Agreement (Note 14).

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and six months ended June 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

7.	DEFERRED REVENUE

	The following table summarizes the changes in deferred revenue balance:

		June 30,	December 31,
		2009	2008
	Balance, beginning of period	$79,130	$98,341
	Amortization on delivery of silver in concentrate	(2,608)	(6,796)
	Effect of changes in foreign exchange rates	1,535	(12,415)
		78,057	79,130
	Less: estimated current portion	3,543	3,465
	Balance, end of period	$74,514	$75,665

8.

ASSET RETIREMENT OBLIGATIONS AND OTHER PROVISIONS

The asset retirement obligations and other provisions relating to the operations are as follows:

	Site restoration	Employee severance due on mine closure	Total
Balance, beginning of period	$78,816	$30,714	$109,530
Accretion	2,224	-	2,224
Accruals for services	-	897	897
Change of estimate	(5,731)	-	(5,731)
Effect of changes in foreign exchange rates	1,357	735	2,092
Payments	(761)	(8,372)	(9,133)
Balance, end of period	$75,905	$23,974	$99,879

9.

DERIVATIVE CONTRACTS

In April 2009, the Company entered into multiple option collar arrangements which set a weighted average floor price of $1.87 per pound and a weighted average maximum price of $2.39 per pound for 39,905 tonnes of copper.

No cash premiums were paid or received under the net zero cost structure.

As at June 30, 2009, the Company has outstanding contractual obligations for 33,073 tonnes of copper which expire between July 2009 and April 2010. The fair value of the contracts as at June 30, 2009 is a liability of $9.3 million. This amount has been charged to income during the quarter.

Subsequent to the end of the quarter, the Company extended the copper price protection to May, June and July of 2010, entering into contracts for 3,000 tonnes of copper per month with a weighted average floor price of $1.89 per pound and a weighted average maximum price of $2.89 per pound.

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and six months ended June 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

10.

DISCONTINUED OPERATIONS

On February 5, 2009, the Company completed the sale of its wholly-owned subsidiary Pirites Alentejanas SA (“PASA”). The assets, liabilities and results of operations of PASA have been separately reported as discontinued operations in the consolidated balance sheets and statements of operations.

Upon the disposition of the shares of PASA, the Company paid $21.0 million to satisfy the terms of the sales agreement.

The results of the discontinued operations for the period ended June 30 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
General exploration and project investigation	$-	$(1,326)	$-	$(1,326)
Interest and bank charges	-	(24)	-	(41)
Foreign exchange loss	-	(44)	-	(67)
Loss on forward sales contracts	-	2,892	-	491
Impairment of property and equipment	-	(152,796)	-	(152,796)
Gain on disposition	-	-	5,573	-
Other income and expenses	-	441	-	408
Deferred tax expense	-	(54,186)	-	(54,186)
Gain (loss) from discontinued operations	$-	$(205,043)	$5,573	$(207,517)

The following table details the assets and liabilities related to the discontinued operations:

		June 30,	December 31,
		2009	2008

	Cash and cash equivalents	$-	$594
	Accounts receivable	-	4,405
	Inventories	-	3,439
	Prepaid expenses	-	345
	Mineral properties, plant and equipment	-	55,157
	Assets of discontinued operations	$-	$63,940

	Accounts payable and accrued liabilities	-	10,514
	Accrued liabilities	-	15,126
	Current portion of long term debt and capital leases	-	262
	Deferred revenue	-	55,157
	Asset retirement obligation and other provisions	-	25,494
	Liabilities of discontinued operations	$-	$106,553

11.	SHAREHOLDERS’ EQUITY

(a)	Share capital

On April 27, 2009, the Company issued 92 million common shares at a price of Cdn$2.05 per share by way of a short form prospectus offering for aggregate gross proceeds to the Company of $155.8 million (CAD $188.6 million). Net proceeds were $148.8 million.

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and six months ended June 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

(b)

Stock based compensation

During the three months ended June 30, 2009, the Company granted 1.2 million incentive stock options to employees at a weighted average price of CAD $2.67 per share. The options expire on December 31, 2011.

The Company uses the Black Scholes model to estimate the fair value for all stock-based compensation to employees, directors and officers. During the second quarter of 2009, the fair value of all new stock option grants was $1.5 million (2008 - $0.6 million). The fair value at the date of the grant of the stock options assumes a risk-free interest rate of 0.8%, no dividend yield, expected life of 1.8 years and an expected volatility of 95%.

During the second quarter of 2009, the Company recorded a stock compensation expense of $1.3 million (for the quarter ended June 30, 2008 - $1.9 million) with a corresponding credit to contributed surplus.

The unrecognized stock compensation expense for unvested options at June 30, 2009 was $4.8 million (June 30, 2008 -$17.6 million).

The continuity of incentive stock options issued and outstanding is as follows:

		Weighted average
	Number of Options	exercise price (CAD$)

Outstanding, December 31, 2008	11,092,020	$8.01
Issued during the period	1,219,166	2.60
Cancelled/forfeited during the period	(1,868,556)	7.48
Expired during the period	(732,660)	12.03

Outstanding, June 30, 2009	9,709,970	$7.16

The Company also recorded a stock appreciation right expense of $0.1 million in the second quarter of 2009 (for the quarter ended June 30, 2008 – recovery of $0.5 million)

12.

SEGMENTED INFORMATION

The Company is engaged in mining, exploration and development of mineral properties, primarily in Portugal, Spain, Sweden, Ireland and the Democratic Republic of Congo (“DRC”). The Company has reportable segments as identified by the individual mining operations at each of its operating mines as well as its significant investment in the Tenke Fungurume project.

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and six months ended June 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Segmented Information - Operational
For the three months ended June 30, 2009
					Tenke
	Neves Corvo	Zinkgruvan	Aguablanca	Galmoy	Fungurume	Other	Total
Sales	$103,818	$34,925	$34,376	$21,707	$-	$-	194,826

Income (loss) before undernoted	54,645	17,841	18,468	9,406	-	(9,334)	91,026
Depreciation, depletion and amortization	(23,856)	(4,076)	(10,451)	(19)	-	(143)	(38,545)
General exploration and project investigation	(3,953)	-	(144)	(76)	-	47	(4,126)
Interest expense and bank charges	(528)	(66)	(198)	-	-	(3,585)	(4,377)
Foreign exchange gain (loss)	(1,006)	(1,398)	604	(242)	-	15,434	13,392
Loss on derivative contracts	(9,192)	-	-	-	-	-	(9,192)
Loss from equity investments	-	-	-	-	(3,392)	(67)	(3,459)
Other income and expenses	832	144	(2,595)	1	-	2,417	799
Income tax expense (recovery)	(5,520)	(3,162)	3,641	(164)	-	3,155	(2,050)
Net income (loss) from continuing operations	$11,422	$9,283	$9,325	$8,906	$(3,392)	$7,924	$43,468
Gain from discontinued operations	-	-	-	-	-	-	-
Net income (loss)	$11,422	$9,283	$9,325	$8,906	$(3,392)	$7,924	$43,468

Capital expenditures	$19,764	$8,276	$346	$-	$29,400	$5	$57,791

For the six months ended June 30, 2009
					Tenke
	Neves Corvo	Zinkgruvan	Aguablanca	Galmoy	Fungurume	Other	Total
Sales	$177,230	$55,314	$53,609	$32,053	$-	$-	318,206

Income (loss) before undernoted	89,868	26,150	19,251	10,100	-	(16,144)	129,225
Depreciation, depletion and amortization	(56,980)	(8,010)	(16,635)	(36)	-	(367)	(82,028)
General exploration and project investigation	(8,098)	-	(287)	(1,169)	-	167	(9,387)
Interest expense and bank charges	(1,127)	(138)	(257)	-	-	(6,849)	(8,371)
Foreign exchange gain (loss)	(5,837)	(1,245)	1,828	(207)	-	11,650	6,189
Loss on derivative contracts	(9,192)	-	-	-	-	-	(9,192)
Loss from equity investments	-	-	-	-	(4,287)	(171)	(4,458)
Other income and expenses	790	241	(177)	213	-	1,895	2,962
Income tax expense (recovery)	(2,145)	(4,161)	4,665	(423)	-	6,462	4,398
Net income (loss) from continuing operations	$7,279	$12,837	$8,388	$8,478	$(4,287)	$(3,357)	$29,338
Gain from discontinued operations	-	-	-	-	-	5,573	5,573
Net income (loss)	$7,279	$12,837	$8,388	$8,478	$(4,287)	$2,216	$34,911

Capital assets*	$1,048,823	$169,545	$113,916	$6,525	$1,601,856	$1,576	$2,942,241
Total segment assets	$1,379,955	$297,327	$255,872	$42,378	$1,601,856	$113,779	$3,691,167
Capital expenditures	$43,431	$13,881	$4,551	$109	$29,400	$25	$91,397

* Capital assets consist of mineral exploration and development properties, property, plant and equipment, and investments in Tenke Fungurume. Capital assets from discontinued operations are in Other.

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and six months ended June 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Segmented Information - Operational
For the three months ended June 30, 2008

	Neves Corvo	Zinkgruvan	Aguablanca	Galmoy	Tenke Fungurume	Other	Total
Sales	$193,575	$34,066	$35,864	$19,539	$-	$11,040	$294,084

Income (loss) before undernoted	125,880	14,806	2,887	2,005	-	(8,397)	137,181
Depreciation, depletion and amortization	(24,450)	(5,123)	(18,217)	(7,027)	-	(209)	(55,026)
General exploration and project investigation	(4,294)	(140)	(865)	(542)	-	(2,791)	(8,632)
Interest expense and bank charges	(1,377)	(185)	(259)	(6)	-	(2,012)	(3,839)
Foreign exchange gain (loss)	(853)	597	47	105	-	(2,243)	(2,347)
Gain on derivative contracts	-	2,551	-	-	-	1,168	3,719
Loss from equity investments	-	-	-	-	-	(156)	(156)
Other income and expenses	(4,975)	169	(137)	372	-	3,097	(1,474)
Income tax expense (recovery)	15,026	(3,205)	5,534	1,103	-	8,741	27,199
Net income (loss) from continuing operations	$104,957	$9,470	$(11,010)	$(3,990)	$-	$(2,802)	$96,625
Loss from discontinued operations	-	-	-	-	-	(205,043)	(205,043)
Net income (loss)	$104,957	$9,470	$(11,010)	$(3,990)	$-	$(207,845)	$(108,418)

Capital expenditures	$15,268	$16,391	$2,619	$1,222	$83,400	$45,830	$164,730

For the six months ended June 30, 2008
	Neves Corvo	Zinkgruvan	Aguablanca	Galmoy	Tenke Fungurume	Other	Total
Sales	$362,738	$82,698	$87,169	$46,344	$-	$20,867	$599,816

Income (loss) before undernoted	249,418	47,937	31,421	11,559	-	(20,213)	320,122
Depreciation, depletion and amortization	(46,770)	(10,525)	(36,070)	(14,007)	-	(561)	(107,933)
General exploration and project investigation	(8,634)	(246)	(1,667)	(1,825)	-	(6,346)	(18,718)
Interest expense and bank charges	(3,086)	(202)	(548)	(8)	-	(3,394)	(7,238)
Foreign exchange gain (loss)	(7,945)	(1,608)	(846)	(495)	-	2,346	(8,548)
Gain (loss) on derivative contracts	-	2,858	-	-	-	(349)	2,509
Loss from equity investments	-	-	-	-	-	(267)	(267)
Other income and expenses	(4,870)	463	921	729	-	4,120	1,363
Income tax expense (recovery)	(1,178)	(10,136)	4,295	312	-	3,333	(3,374)
Net income (loss) from continuing operations	$176,935	$28,541	$(2,494)	$(3,735)	$-	$(21,331)	$177,916
Loss from discontinued operations	-	-	-	-	-	(207,517)	(207,517)
Net income (loss)	$176,935	$28,541	$(2,494)	(3,735)	$-	$(228,848)	$(29,601)

Capital assets*	$1,190,988	$193,928	$571,046	$38,857	$1,440,218	$326,558	$3,761,595
Total segment assets	$1,860,078	$339,578	$840,708	$166,493	$1,440,218	$339,921	$4,986,996
Capital expenditures	$34,074	$24,445	$3,497	$2,563	$125,400	$96,066	$286,045

* Capital assets consist of mineral exploration and development properties, property, plant and equipment, and investments in Tenke Fungurume. Capital assets from discontinued operations are in Other.

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and six months ended June 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Segmented Information - Geographical
For the three months ended June 30, 2009

	Portugal	Sweden	Spain	Ireland	DRC	Other	Total
Sales	$103,818	$34,925	$34,376	$21,707	$-	$-	$194,826

Income (loss) before undernoted	54,645	17,118	18,481	9,302	-	(8,520)	91,026
Depreciation, depletion and amortization	(23,885)	(4,114)	(10,451)	(19)	-	(76)	(38,545)
General exploration and project investigation	(3,439)	(855)	(155)	(76)	-	399	(4,126)
Interest expense and bank charges	(539)	(1,647)	(198)	-	-	(1,993)	(4,377)
Foreign exchange gain (loss)	(1,012)	3,528	604	(242)	-	10,514	13,392
Loss on derivative contracts	(9,192)	-	-	-	-	-	(9,192)
Loss from equity investments	-	-	-	-	(3,392)	(67)	(3,459)
Other income and expenses	872	576	(2,595)	-	-	1,946	799
Income tax expense (recovery)	(5,594)	67	3,641	(164)	-	-	(2,050)
Net (loss) income from continuing operations	$11,856	$14,673	$9,327	$8,801	$(3,392)	$2,203	$43,468
Gain from discontinued operations	-	-	-	-	-	-	-
Net income (loss)	$11,856	$14,673	$9,327	$8,801	$(3,392)	$2,203	$43,468

Capital expenditures	$19,766	$8,281	$344	$-	$29,400	$-	$57,791

For the six months ended June 30, 2009
	Portugal	Sweden	Spain	Ireland	DRC	Other	Total
Sales	$177,230	$55,314	$53,609	$32,053	$-	$-	318,206

Income (loss) before undernoted	89,868	24,480	19,249	9,946	-	(14,318)	129,225
Depreciation, depletion and amortization	(57,035)	(8,076)	(16,635)	(36)	-	(246)	(82,028)
General exploration and project investigation	(6,318)	(1,292)	(307)	(1,168)	-	(302)	(9,387)
Interest expense and bank charges	(1,135)	(2,309)	(257)	-	-	(4,670)	(8,371)
Foreign exchange gain (loss)	(5,833)	3,815	1,828	(207)	-	6,586	6,189
Loss on derivative contracts	(9,192)	-	-	-	-	-	(9,192)
Loss from equity investments	-	-	-	-	(4,287)	(171)	(4,458)
Other income and expenses	(289)	783	(177)	213	-	2,432	2,962
Income tax expense (recovery)	(2,417)	788	4,665	(423)	-	1,785	4,398
Net income (loss) from continuing operations	$7,649	$18,189	$8,366	$8,325	$(4,287)	$(8,904)	$29,338
Gain from discontinued operations	5,573	-	-	-	-	-	5,573
Net income (loss)	$13,222	$18,189	$8,366	$8,325	$(4,287)	$(8,904)	$34,911

Capital assets*	$1,047,876	$170,600	$113,916	$6,525	$1,601,856	$1,468	$2,942,241
Total segment assets	$1,379,214	$359,086	$255,999	$42,378	$1,601,856	$52,634	$3,691,167
Capital expenditures	$43,453	$13,820	$4,393	$(96)	$29,400	$3	$90,973

* Capital assets consist of mineral exploration and development properties, property, plant and equipment, and investments in Tenke Fungurume. Capital assets from discontinued operations are in Portugal.

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and six months ended June 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Segmented Information - Geographical
For the three months ended June 30, 2008

	Portugal	Sweden	Spain	Ireland	DRC	Other	Total
Sales	$193,575	$45,108	$35,864	$19,537	$-	$-	$294,084

Income (loss) before undernoted	125,322	13,324	2,754	2,005	-	(6,224)	137,181
Depreciation, depletion and amortization	(24,481)	(5,233)	(18,217)	(7,027)	-	(68)	(55,026)
General exploration and project investigation	(3,737)	(3,426)	(925)	(542)	-	(2)	(8,632)
Interest expense and bank charges	(1,409)	(2,154)	(257)	(6)	-	(13)	(3,839)
Foreign exchange gain (loss)	(848)	(1,462)	46	105	-	(188)	(2,347)
Gain on derivative contracts	-	3,719	-	-	-	-	3,719
Loss from equity investments	-	-	-	-	-	(156)	(156)
Other income and expenses	(4,864)	(830)	(104)	372	-	3,952	(1,474)
Income tax expense (recovery)	15,026	7,902	5,534	1,103	-	(2,366)	27,199
Net income (loss) from continuing operations	$105,009	$11,840	$(11,169)	$(3,990)	$-	$(5,065)	$96,625
Loss from discontinued operations	(205,043)	-	-	-	-	-	(205,043)
Net income (loss)	$(100,034)	$11,840	$(11,169)	$(3,990)	$-	$(5,065)	$(108,418)

Capital expenditures	$61,768	$16,412	$2,619	$1,222	$83,400	$(691)	$164,730

For the six months ended June 30, 2008
	Portugal	Sweden	Spain	Ireland	DRC	Other	Total
Sales	$362,738	$103,566	$87,169	$46,343	$-	$-	$599,816

Income (loss) before undernoted	248,043	45,567	31,187	11,559	-	(16,234)	320,122
Depreciation, depletion and amortization	(46,831)	(10,894)	(36,070)	(14,007)	-	(131)	(107,933)
General exploration and project investigation	(8,633)	(6,258)	(2,000)	(1,825)		(2)	(18,718)
Interest expense and bank charges	(3,123)	(2,889)	(565)	(8)	-	(653)	(7,238)
Foreign exchange gain (loss)	(7,915)	794	(839)	(495)	-	(93)	(8,548)
Gain on derivative contracts	-	2,509	-	-	-	-	2,509
Loss from equity investments	-	-	-	-	-	(267)	(267)
Other income and expenses	(4,653)	(295)	995	729	-	4,587	1,363
Income tax expense (recovery)	(1,178)	1,720	4,295	312	-	(8,523)	(3,374)
Net income (loss) from continuing operations	$175,710	$30,254	$(2,997)	$(3,735)	$-	$(21,316)	$177,916
Loss from discontinued operations	(207,517)	-	-	-	-	-	(207,517)
Net income (loss)	$(31,807)	$30,254	$(2,997)	$(3,735)	$-	$(21,316)	$(29,601)

Capital assets*	$1,284,463	$197,092	$571,046	$38,857	$1,440,218	$229,919	$3,761,595
Total segment assets	$1,972,266	$391,310	$840,708	$166,493	$1,440,218	$176,001	$4,986,996
Capital expenditures	$128,642	$24,596	$3,497	$2,563	$125,400	$1,347	$286,045

* Capital assets consist of mineral exploration and development properties, property, plant and equipment, and investments in Tenke Fungurume. Capital assets from discontinued operations are in Portugal.

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and six months ended June 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

13.	SUPPLEMENTAL CASH FLOW INFORMATION

		Three months ended June 30,		Six months ended June 30,
		2009	2008	2009	2008

	Changes in non-cash working capital items consist of:
	Accounts receivable and other current assets	$8,862	$42,123	$(13,888)	$(56,443)
	Accounts payable and other current liabilities	(2,051)	(14,960)	(71,234)	(52,712)
		$6,811	$27,163	$(85,122)	$(109,155)

	Operating activities included the following cash payments:
	Interest paid	$2,895	$1,975	$4,607	$3,074
	Income taxes paid	$714	$56,923	$1,337	$122,827

14.	SUBSEQUENT EVENT

The Company executed a third amendment to its credit agreement effective July 7, 2009, resulting in a restructured facility with the following terms:

  Three year, fully revolving credit of US$225 million;

  Interest at LIBOR plus 4.5% until March 2010 and from April 2010 at LIBOR plus 3.5% to 4.5% depending upon the leverage ratio of the Company; and

  Re-defined financial covenants including minimum tangible net worth, interest coverage ratio and leverage ratio.

The Third Amending Agreement establishes that security will be extended to material assets acquired and specifies reductions in the facility if the Company's principal mining assets are disposed of in whole or in part.